January 28, 2008

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM	Edge Petroleum Corporation

RE	Edge Petroleum Corporation:

Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 12, 2007
File No. 1-33270

Response to the SEC Staff Comments dated December 28, 2007

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 28, 2007 regarding the filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

With respect to certain of the staff’s comments, we propose to include clarifying disclosure, similar to that set forth in our responses below, in the upcoming Form 10-K for the fiscal year ended December 31, 2007, which we expect to file on or before March 17, 2008.

Pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, as applicable, we sent Appendix A and Appendix B to the staff on January 14, 2008 and requested that the staff return them to us as soon as practicable following its review of such information.  In addition, we requested that the staff accord confidential treatment under the Freedom of Information Act to this information.

                We respectfully request that the staff review our responses to its comments at its earliest convenience.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies and Estimates, page 42

Ceiling Test, page 42

1.              We note your discussion of the ceiling test impairment recorded during the quarter ended September 30, 2006 and the related disclosure indicating that you believe you would have avoided a write down if you had elected to use prices subsequent to September 30, 2006 in calculating your ceiling test. Tell us whether, during any prior periods, you elected to use prices subsequent to period end to recompute your ceiling test and reduce or eliminate a write down that otherwise would have been recorded based on period end prices. If so, identify the period involved and tell us the date of the subsequent prices.

RESPONSE: Through and including the reporting period of December 31, 2006, Edge Petroleum Corporation (“Edge” or the “Company”) had not elected to use prices subsequent to the relevant period end to reduce or eliminate the recording of a full cost ceiling test impairment. Prior to September 30, 2006, we recorded our last ceiling test impairment in 1998 using period end prices and had consistently applied period end pricing as we did not incur an impairment in any quarterly period until the quarter ended September 30, 2006 (using period end prices).

Derivative and Hedging Activities, page 45

2.              You disclose, here and elsewhere in your filing, that you discontinued cash flow hedge accounting treatment applied to your natural gas contracts due to projected changes in 2006 physical production volumes hedged and to give you flexibility in how you market your physical production. Explain to us, in reasonable detail and with a view towards expanded disclosure, the following:

•                  The extent of, and the reasons for, the projected changes in the 2006 physical volumes hedged;

•                  The nature of the desired additional flexibility in how you market your physical production; and,

•                  How discontinuing the use of cash flow hedge accounting provided the desired marketing flexibility.

RESPONSE:

•                  The extent of, and the reasons for, the projected changes in the 2006 physical volumes hedged; - In 2005, when we elected cash flow hedge accounting treatment for our natural gas production, we hedged approximately 51% of our  natural gas production and although we hedged 33% of our oil production, we did not apply cash flow hedge accounting treatment to those hedges as they did not meet the requirements of SFAS No. 133.  For much of 2005, our debt to total capital ratio was approximately 10%.  Near the end of 2005, as we completed our planning process for 2006, we expected (1) growing production volumes, year over year, (2) continued, and potentially increased, commodity price volatility and (3) increased leverage.   In late 2005, we made a large acquisition, funded entirely with borrowings, which increased our debt to total capital ratio to approximately 31%.  As a result of the increased leverage, we hedged approximately 42% of total anticipated natural gas production for 2006 and expected further increases throughout 2006 and beyond.

•                  The nature of the desired additional flexibility in how you market your physical production; and, - We market our oil and natural gas production in many geographic areas pursuant to various physical sales contracts, which all have unique terms.  We felt that trying to align specific derivative instrument terms with specific physical sales contract terms, as required by SFAS No. 133 to attain cash flow hedge accounting treatment, could mean sacrificing the best possible terms simply to comply with the effectiveness requirements of cash flow hedge accounting treatment. Our marketing personnel also felt that it would be more advantageous to be able to react to the market rather than lock in sales contract terms for the entire derivative term. If such personnel were able to market our natural gas at other pricing indices, it would potentially expose our hedging positions to being deemed ineffective under accounting rules due to basis differentials, which would require us to discontinue cash flow hedge accounting treatment.

•                  How discontinuing the use of cash flow hedge accounting provided the desired marketing flexibility. - Discontinuing cash flow hedge accounting treatment allowed us to unwind each derivative instrument’s relationship with our physical production at specific wellhead locations. This ultimately allowed us flexibility in our marketing arrangements because our physical production that was tied to a derivative instrument no longer had to be marketed at the same terms as that derivative instrument. We were therefore free to make the best possible separate physical sales and financial hedging decisions without worrying about the mechanics of the accounting treatment. Further, we believe that mark-to-market accounting treatment gives an investor the best insight, on a regular basis, into the market value of our open hedge/derivative positions.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 5. Property and Equipment, page F-15

3.              We note the tabular summarization of the cost of properties not subject to amortization by the year the cost was incurred. Explain to us how you considered the requirement to provide this information by category of cost incurred. See Rule 410(c)(7)(ii) of Regulation S-X.

RESPONSE: We propose to expand our disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 to resemble the following expanded disclosure for the fiscal year ended December 31, 2006:

Costs Excluded

Costs associated with unproved properties and major development projects related to continuing operations of $57.6 million and $36.9 million as of December 31, 2006 and 2005, respectively, are excluded from amounts subject to amortization.

Costs Excluded by Year Incurred

	Year Costs Incurred				Excluded Costs at December 31, 2006
	Prior Years
		2004	2005	2006
	(in thousands)
Property acquisition	$199	$108	$24,353	$17,895	$42,555

Exploratory	167	93	1,435	10,238	11,933

Capitalized interest	55	27	362	2,645	3,089

Total Costs Excluded	$421	$228	$26,150	$30,778	$57,577

4.              Regarding the costs currently excluded from capitalized costs being amortized, explain to us where you have provided a description of the current status of the significant projects or properties involved, including the anticipated timing of the inclusion of the costs in the amortization computation. See Rule 410(c)(7)(ii) of Regulation S-X.

RESPONSE: We propose to expand our disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 to resemble the following expanded disclosure for the fiscal year ended December 31, 2006:

“Property and equipment includes costs related to unevaluated oil and natural gas properties of $57.6 million and $36.9 million at December 31, 2006 and 2005, respectively, which were excluded from capitalized costs being amortized.  The majority of the evaluation activities are expected to be completed within two to three years. These excluded costs represent unproved properties and major development projects in which the Company owns a direct interest, including the following:

•                  Deep Frio Trend, South Texas - Our largest development project area is the Deep Frio trend in South Texas.  Our interest in this area increased as a result of the Chapman Ranch Field Acquisition in late 2006 (see Note 6).  We anticipate drilling six to eight wells in 2007 to continue to develop this area, as well as acquiring new 3-D seismic data with an expectation of several years of future drilling in this area.  Costs excluded from the amortizable base associated with this play totaled $23.2 million at December 31, 2006.

•                  Smith - In late 2006, we entered into two separate purchase and sale agreements with Smith Production Inc. that required a deposit of approximately $11.1 million.  The acquisition closed in January 2007 and, as such, the deposit paid in 2006 was excluded from the amortizable base (see Note 12).

•                  Shale Plays - The Company began investing in two Shale plays in 2005,

the Fayetteville Shale in Arkansas and the Floyd Shale in Mississippi.  At December 31, 2006, the Company’s investment in these areas was $3.9 million and $6.4 million, respectively.  Proved reserves related to these project areas have not been established at year-end 2006.  Two exploratory wells were drilling in the Fayetteville Shale at year-end 2006 with the drilling of 20 to 24 additional wells anticipated in 2007 to further explore and develop this play.

•                  Mississippi Salt Basin - The Company has invested approximately $5.6 million in seismic and related costs in this area.  During 2007, we plan to drill three to five wells.”

Note 21. Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-36

Results of Operations

5.              Your tabular presentation of results of operations for your oil and natural gas producing activities appears to exclude the ceiling test write down recorded during the third quarter of 2006. Explain to us why you believe this presentation complies with the provisions of SFAS 69, par. 24(d).

RESPONSE: We propose to include a line item titled “Impairment of oil and natural gas properties” in the disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. With regard to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, we note that the disclosure would have appeared as follows:

Results of Operations - Results of operations for the Company’s oil and natural gas producing activities are summarized below:

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands)
Oil and natural gas revenue	$129,744	$121,183	$64,505
Operating expenses:
Oil and natural gas operating expenses and ad valorem taxes	11,836	10,102	5,356
Production taxes	6,421	6,966	3,953
Accretion expense	189	141	99
Depletion expense	60,472	39,810	21,472
Impairment of oil and natural gas properties	96,942	—	—
Income tax expense (benefit)	(16,079)	22,551	11,870
Results of operations from oil and gas producing activities	$(30,037)	$41,613	$21,755

Engineering Comments

General

6.              Please provide us with a copy of your reserve reports as of December 31, 2006. Please provide these on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROMs to James Murphy at mailstop 7010.

RESPONSE: We provided supplementally the requested CD’s, which were labeled as Appendix A and Appendix B, on January 14, 2008 via Federal Express.

Core Areas of Operations, page 11

7.              Please revise your document to expand your disclosure on your principal properties. Please include production, reserves, nature of your interest, location and development information for your principal properties. For properties that are of major significance please include maps and other details. Please see Instruction 3 to Item 102 of Regulation S-K for guidance.

RESPONSE: We propose to expand our disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 to resemble the following adjustments (see underlined text, map, and table added) to our disclosure for the fiscal year ended December 31, 2006. In connection with the requirements of Instruction 3 of Item 102 regarding individual properties of major significance, we reviewed a field by field ranking of reserves of all our properties. We note that only three areas are of a size to individually make up more than 10% of our total reserves. Accordingly, we believe that the following additional disclosure will meet the requirements of the rule:

                Core Areas of Operation

As of December 31, 2006, 70% of our proved reserves were in south Texas, 14% in Mississippi, 8% in New Mexico, and 8% in south Louisiana, Michigan, Alabama and Arkansas. In south Texas, our exploration and production activities are concentrated in three primary plays: Deep Frio, Queen City and Lobo trends. Our principal properties are located in the following areas of the United States:

During 2006, we added reserves and production through our drilling program, focused in south Texas, and our acquisition program.

The table below sets forth the gross and net number of our natural gas, oil and service wells in each of our core areas of operation as of December 31, 2006. Net wells are calculated based on our working or net revenue interest in each of the properties we own.

[NOTE> In our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, this table will also include the sub-category detail for Texas trends similar to the table that follows on the next page.]

	Natural Gas Wells		Oil Wells		Service Wells (1)
	Gross	Net	Gross	Net	Gross	Net
Texas	289	145.27	42	17.24	4	1.90
South Louisiana	6	1.16	—	—	3	0.64
Mississippi Interior Salt Basin	9	5.44	25	5.00	4	1.57
Alabama	—	—	5	0.22	3	0.26
Michigan	1	1.00	—	—	—	—
Southeast New Mexico	17	6.32	25	9.58	—	—
Total	322	159.19	97	32.04	14	4.37

(1)      Service wells are wells drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include natural gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

We conduct our operations primarily along the onshore United States Gulf Coast, with our primary emphasis in south Texas, Mississippi, Arkansas, Louisiana and Southeast New Mexico.  Our resources and assets are managed and our results reported as one operating segment. The following table sets out a brief comparative summary of certain key 2006 data for each area.

		Percentage	Production	Estimated Proved	Percentage of Total Estimated	Gross New	Gross New Productive
	Production	of Total	Revenue	Reserves	Proved	Wells	Wells
	MMcfe	Production	(In thousands)	MMcfe	Reserves	Drilled	Drilled

State / Trend:

Texas - Queen City	6,210	36%	$44,119	22,355	22%	29	21

Texas - Deep Frio	1,597	9%	11,889	21,844	21%	1	1

Texas - Lobo	2,322	13%	13,112	12,006	12%	—	—

Texas - Other	3,864	23%	27,162	14,840	15%	3	3

Total Texas	13,993	81%	96,282	71,045	70%	33	25

Mississippi Interior Salt Basin	1,152	7%	9,765	14,664	14%	1	1

Arkansas	—	—	—	—	—	2	2

South Louisiana	214	1%	1,577	8,524	8%	—	—

Southeast New Mexico	1,704	10%	10,675	7,614	8%	16	15

Michigan	180	1%	1,390	244	—	—	—

All Others	8	—	89	7	—	—	—

	17,251	100%	$119,778	102,098	100%	52	43

Results of Operations, page 45

Oil and Natural Gas Operating Expenses, page 49

8.              Please tell us if your operating costs include transportation costs.

RESPONSE: Our operating costs do not include transportation costs because our revenues are presented net of transportation costs.

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-36

Reserves, page F-37

9.              Please revise your document to include adequate explanations for the significant reserve changes such as revisions and extensions and discoveries in the year-to-year reserves table. See paragraph II of SFAS 69 for guidance.

RESPONSE: Although many of the matters discussed below are covered in other sections of our Annual Report on Form 10-K for the year ended December 31, 2006, they are not specifically discussed in the footnote regarding Supplementary Financial Information on Oil & Natural Gas Exploration, Development and Production Activities.  Therefore, we propose that the following will be added to our disclosure (see underlined wording) and will make the same change together with disclosure regarding 2007 changes to our upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Reserves - Proved reserves are estimated quantities of oil and natural gas, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.  Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.  Proved oil and natural gas reserve quantities and the related discounted future net cash flows before income taxes (see Standardized Measure) for the periods presented are based on estimates prepared by Ryder Scott Company and W.D. Von Gonten & Co., independent petroleum engineers.  Such estimates have been prepared in accordance with guidelines established by the SEC.

        The Company’s reserves increased significantly in 2006 primarily due to acquisitions, including the Chapman Ranch Acquisition. Increases in reserves from extensions and discoveries in 2006 were primarily the result of the drilling of 43 productive wells, 70% development wells and 30% exploratory wells.  Revisions of previous estimates during 2006 were primarily due to (1) the drilling of three PUD locations that were dry holes, (2) writing down two PUD locations’ reserves based on poor offset well performance, (3) updated performance (both positive and negative) on existing wells and (4) changes in prices (generally decreases in commodity prices) that render some reserves either more or less economically recoverable.

Standardized Measure, page F-37

10.       Please reconcile for us that you estimate your total future development costs to be $75.4 million with the fact that you incurred $65 million in development costs in 2006 alone.

RESPONSE: Future development costs are the costs to be borne in the future to bring non-producing proved reserves to producing status.  The $75.4 million in future development costs was derived from our third party reserve reports as of December 31, 2006.  The total amount spent in development costs during 2006 represents the amount of capital spent on all operating activities that meet the SEC/SPE definition of development activities, including the addition of asset retirement obligations for new and acquired properties.  We spent the majority of our 2006 drilling budget on PUD locations, such that at December 31, 2006, 77% of our reserves were developed and therefore needed little or no future development costs. Our drilling plans for 2007 and beyond were primarily allocated to drilling probable and possible reserves that are excluded from these SFAS No. 69 disclosures. A portion of our 2006 capital spending, although not development costs, was also allocated to those categories. In addition, the drilling of certain “development” wells in 2006 generated future drilling opportunities that become part of the new $75.4 million in future development costs as of the new reserve report date.

Closing Comments

The Company acknowledges and understands:

•                  that it is responsible for the adequacy and accuracy of the disclosures in our filings;

•                  that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kirsten A. Hink at (713) 427-8857 or Michael G. Long at (713) 427-8832 with any questions or comments.

cc:

Jim Murphy

Gary Newberry

(Securities and Exchange Commission)

Appendix A

[Furnished Confidentially Pursuant to Rule 418(b),

Rule 12b-4 and the Freedom of Information Act]

Appendix B

[Furnished Confidentially Pursuant to Rule 418(b),

Rule 12b-4 and the Freedom of Information Act]